Exhibit 12.1

Ratio of Earnings to Fixed Charges for the Years Ended:

	2010	2009	2008	2007	2006
Loss before tax	(249,589)	(30,606)	(18,489)	(45,847)	(28,021)
Fixed charges	19	2,832	836	180	2

Adjusted loss	(249,570)	(27,774)	(17,653)	(45,667)	(28,019)

Fixed charges:
Interest expense	2	2,812	836	180	2
Interest expense on rent	17	20	—	—	—

Total fixed charges	19	2,832	836	180	2

Ratio of earnings to fixed charges [1]	—	—	—	—	—

Coverage deficiency	(249,589)	(30,606)	(18,489)	(45,847)	(28,021)

1	Our earnings were insufficient to cover fixed charges in each of the five years ended December 31, 2010 and accordingly, ratios are not presented.